Condensed Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

For the three months ended January 31, 2016 and 2015

(Expressed in United States Dollars)

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

TABLE OF CONTENTS

1.	Reporting Entity and Nature of Business

2.	Going Concern

3.	Basis of Presentation

4.	Continuity of Significant Accounting Policies and Reporting Procedures

5.	Deposits and Other Receivables

6.	Property and Equipment

7.	Deferred Development Costs

8.	Intangible Assets and Patents

9.	Shareholders’ Equity , Stock Options, Warrants, Loss per Share and Bridge Loans

10.	Income Taxes

11.	Expenses

12.	Management Compensation and Related Party Transactions

13.	Commitments and Contingencies

14.	Subsequent Event

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)

	January 31,	October 31,
	2016	2015
	(Unaudited)
Assets
Current assets:
Cash	$163,062	$158,568
Deposits and other receivables (Note 5)	201,524	56,108
	364,586	214,676

Property and equipment, net (Note 6)	14,423	15,592
Deferred development costs (Note 7)	3,357,625	3,070,299
Intangible assets, net (Note 8)	53,219	58,057
Patents, net (Note 8)	373,566	309,242
	$4,163,419	$3,667,866

Liabilities and Shareholders' Equity
Current liabilities:
Bridge loans (Note 9)	$1,947,194	$966,588
Accounts payable and accrued liabilities	1,427,169	1,297,390
	$3,374,363	$2,263,978
Shareholders' Equity
Share capital: (Note 9) Authorized: 2,000,000 special preference shares, redeemable, voting Unlimited common shares without par value Issued and outstanding: 197,359,702 common shares (2015: 197,176,368) (Note 9)	$74,053,475	$74,083,975
Equity component of bridge loans	$27,355	-
Contributed surplus (Note 9)	27,213,204	27,213,204
Deficit	(100,504,978)	(99,893,291)
	789,056	1,403,888

	$4,163,419	$3,667,867

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED STATEMENTS OF CONSOLIDATED LOSS AND COMPREHENSIVE LOSS
(Expressed in United States dollars)

For the three months ended January 31, 2016 and 2015 (Unaudited)

	2016	2015

Costs and expenses :
Administration (Note 11)	$200,521	$107,117
Professional, other fees and salaries (Note 11)	370,162	493,544
Development costs	997	9,131
Travel and entertainment	45,039	36,329
Amortization of property and equipment (Note 6)	1,169	1,793
Foreign exchange loss	(6,201)	(9,826)
Loss from operations	611,687	638,088

Net loss before income taxes	(611,687)	(638,088)

Income taxes (Note 10)	-	-

Net loss and comprehensive loss	$(611,687)	$(638,088)

Loss per share - basic and diluted (Note 9)	$(0.00)	$(0.00)

Weighted average number of shares (Note 9)	197,182,412	188,855,547

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

For the three months ended January 31, 2016 and 2015 (Unaudited)

	2016	2015
Cash flows from operating activities:
Net loss	$(611,687)	$(638,088)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of intangible assets		-
Amortization of property and equipment	1,169	1,793
Accretion expense	4,242	-
Stock based compensation	(85,500)	-
Increase (decrease) in deposits and other receivables	(145,416)	(304,958)
Increase (decrease) in accounts payable and accrued liabilities	129,779	175,962
Net cash used in operating activities	(707,413)	(765,291)

Cash flows from investing activities:
Purchase of property and equipment	-	-
Patents	(81,694)	(42,819)
Deferred development costs	(709,019)	(827,124)
Recovery of deferred development costs	443,901	470,360
Net cash used in investing activities	(346,812)	(399,583)

Cash flows from financing activities:
Issue of common shares	55,000	565,777
Bridge loans advances	908,030	-
Bridge loans Interest accrued	117,689	-
Bridge loan repayments	(22,000)	-
Net cash provided by financing activities	1,058,719	565,777

Increase (decrease) in cash	4,494	(599,097)

Cash, beginning of period	158,568	935,987

Cash, end of period	$163,062	$336,890

Supplemental cash flow information:
Interest paid (classified in operating activities)	22,000	-
Income taxes paid	-	-

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Expressed in United States dollars)

	Number of shares	Share capital	Contributed	Equity component	Deficit	Total
	Shares		surplus	of Bridge loan
Balance as at November 1, 2014	188,436,724	$70,802,776	$27,436,678	-	$(93,376,681)	$4,862,773

Warrants exercised	2,988,876	565,777	-	-	-	565,777
Fair value of warrants exercised	-	271,553	(271,553)	-	-	-
Net loss and comprehensive loss	-	-	-	-	(638,088)	(638,088)
Balance at January 31, 2015	191,425,600	$71,640,106	$27,165,125	-	$(94,014,769)	$4,790,462

Balance at November 1, 2015	197,176,368	$74,083,975	$27,213,204	-	$(99,893,291)	$1,403,888

Private placement of units for cash (Note 9)	183,334	55,000	-	-	-	55,000
Share compensation (Note 9)	-	(85,500)	-	-	-	(85,500)
Equity component of bridge loans	-	-	-	27,355	-	27,355
Net loss and comprehensive loss	-	-	-	-	(611,687)	(611,687)
Balance at January 31, 2016	197,359,702	$74,053,475	$27,213,204	$27,355	$(100,504,978)	$789,056

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2016 and 2015

1.	REPORTING ENTITY AND NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is incorporated under the laws of the Province of Ontario, Canada. The principal business address of the Company is 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada.

The Company develops, based upon proprietary technology, customized sensor applications for companies operating internationally in a variety of industries.

These condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

(i)

Micromem Applied Sensors Technology, Inc. (“MAST”) incorporated in November 2007 and domiciled in Delaware, United States. MAST has the primary responsibility for the exploitation of the Company’s technologies in conjunction with various strategic partners and customers.

(ii)

7070179 Canada Inc., incorporated in October 2008 under the Canada Business Corporations Act in Ontario, Canada. The Company has assigned to this entity its rights, title and interests in certain patents which it previously held, directly in exchange for common shares of this entity.

(iii)

Memtech International Inc., Bahamas; Memtech International (USA) Inc., Delaware, United States; Pageant Technologies (USA) Inc., United States; Pageant Technologies Inc., Barbados; and Micromem Holdings (Barbados) Inc., Barbados. All of these entities are inactive.

These consolidated financial statements were authorized for issuance and release by the Company’s Board of Directors on March 28, 2016.

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2016 and 2015

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis in accordance with International Financial Reporting Standards (“IFRS”), which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the three months ended January 31, 2016, the Company reported net loss and comprehensive loss of $611,687 (2015: $638,088). The Company’s working capital deficiency as January 31, 2016 is $3,009,777 (as at October 31, 2015: $2,049,302).

The Company’s future success depends on the profitable commercialization of its proprietary sensor technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2016; however, if the Company is not able to complete its financial plans and/or is not able to profitably commercialize its technology, then there is doubt the Company can continue as a going concern.

If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments would be material.

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2016 and 2015

3.	BASIS OF PRESENTATION

a)	Statement of compliance:

These condensed interim quarterly consolidated financial statements have been prepared in accordance with IFRS and its interpretations adopted by International Accounting Standards Board (“IASB”) and comply with the requirements of IAS standard 34, Interim Financial Reporting.

b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss, which are stated at their fair value.

c)	Functional and presentation currency:

These consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is also the Company’s functional currency.

d)	Use of estimates and judgments:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions and estimation uncertainties that have a risk of resulting in a material adjustment are as follows:

i)	The Company makes estimates and utilizes assumptions in determining the fair value for stock based compensation expense, warrants, unit private placements and the bifurcation of convertible debt.

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2016 and 2015

3.	BASIS OF PRESENTATION (Cont’d)

d)	Use of estimates and judgments: (Cont’d)

ii)

The Company makes estimates related to the recovery of deferred development costs based on the expectation and assumption of realizing revenues from commercial agreements with the companies for whom these projects have been undertaken. Changes in these expectations and assumptions could result in a change in the recoverable amount calculated.

iii)

The Company makes estimates related to the useful lives of property and equipment, patents and intangible assets and the related amortization. The Company also periodically assesses the recoverability of long-lived assets. The recoverability analysis requires the Company to make assumptions about future operations. Changes to one or more assumptions would result in a change in the recoverable amount calculated and/or amortization expensed.

iv)

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax assets and unused tax losses can be utilized. At January 31, 2016, the Company has assessed that it may not be probable that sufficient taxable profit will be available to use deferred income tax assets based on operating losses in prior years, therefore, there are no balances carried in the consolidated statements of financial position for such assets.

v)	The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements.

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2016 and 2015

4.	CONTINUITY OF SIGNIFICANT ACCOUNTING POLICIES AND REPORTING PROCEDURES

e)	Accounting Policies:

These unaudited interim condensed consolidated financial statements follow the same accounting policies and methods of application as set in the audited consolidated financial statements for the year ended October 31, 2015 and should be read in conjunction with the audited consolidated financial statements. There have been no changes in accounting policies or methods of application of accounting policies in the quarter ending January 31, 2016.

f)	New Standards:

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the IFRS Interpretations Committee that are mandatory for future accounting periods. These include IAS1 – presentation of Financial Statements, IFRS 15 - Revenues from Contracts with Customers and IAS 18 – Revenues. The Company is currently assessing the impact of these standards – there is no effect or impact on the Company’s financial statements for the period ending January 31, 2016.

g)	Fair Values:

There were no changes in the methods and assumptions used in estimating the fair value of the Company’s financial instruments and no changes to the classification of financial instruments in terms of the levels of financial hierarchy during the quarter ending January 31, 2016 from that which was reported at October 31, 2015.

h)	Capital Management:

There have been no changes to the objectives, policies and procedures that the Company has adopted and implemented with respect to capital management during the quarter ending January 31, 2016 from those disclosed at October 31, 2015.

i)	Financial Risks:

The Company is exposed to and evaluates a variety of financial risks relative to its activities: market risk (including foreign exchange risk and interest rate risk), liquidity risk and credit risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies. Based on management’s assessment as of January 31, 2016, the financial risks have not significantly changed since October 31, 2015. The Company continues to closely monitor its working capital position.

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2016 and 2015

5.	DEPOSITS AND OTHER RECEIVABLES

The balance reported as Deposits and other Receivable consists of:

	January 31,	October 31,
	2016	2015

Accounts receivable under development contracts with clients	$100,000	$-
Advances to Employees	15,903	26,060
Prepaid Insurance and other	85,621	30,048
	$201,524	$56,108

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2016 and 2015

6.	PROPERTY AND EQUIPMENT

	Computers	Furniture and	Total
		Equipment

At November 1, 2014	$52,285	25,989	$78,274
Additions	1,286	-	$1,286
Year ended October 31, 2015	$53,571	$25,989	$79,560

At November 1, 2015	$53,571	25,989	$79,560
Additions	-	-	$-
Three months ended January 31, 2016	$53,571	$25,989	$79,560

Accumulated amortization	Computers	Furniture and	Total
		Equipment

At November 1, 2014	$30,802	25,989	$56,791
Amortization for the year	7,177	-	7,177
Year ended October 31, 2015	$37,979	$25,989	$63,968

At November 1, 2015	$37,979	25,989	$63,968
Amortization for the period	1,169	-	1,169
Three months ended January 31, 2016	$39,148	$25,989	$65,137

Net book value at October 31, 2015	$15,592	-	$15,592
Net book value at January 31, 2016	$14,423	-	$14,423

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2016 and 2015

7.	DEFERRED DEVELOPMENT COSTS

The breakdown of development costs that have been capitalized is as follows:

	January 31,	October 31,
	2016	2015

Opening balance	$3,070,299	$3,525,456
Additional project costs incurred	731,227	3,723,900
Recovery of development costs	(443,901)	(1,783,632)
Writedown of project costs	-	(2,395,425)
Closing balance	$3,357,625	$3,070,299

Additions to deferred development costs includes amortization of intangible assets and patents of $22,208 (2015 - $17,135).

To date, the Company has recovered from its development partners a portion of the costs it has incurred as deferred development costs coincident with meeting milestones as stipulated in development contracts.

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2016 and 2015

8.	INTANGIBLE ASSETS AND PATENTS

Intangible Assets

Cost

At November 1, 2014	$135,465
Additions	-
Year ended October 31, 2015	$135,465

At November 1, 2015	$135,465
Additions	-
Three months ended January 31, 2016	$135,465

Accumulated amortization

At November 1, 2014	$58,056
Amortization for the year	19,352
Year ended October 31, 2015	$77,408

At November 1, 2015	$77,408
Amortization for the period	4,838
Three months ended January 31, 2016	$82,246

Net book value at October 31, 2015	$58,057
Net book value at January 31, 2016	$53,219

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2016 and 2015

8.	INTANGIBLE ASSETS AND PATENTS (Cont’d)

Patents

Cost

At November 1, 2014	$310,553
Additions	213,820
Writedown of costs incurred	(77,925)
Recovered from development partner	(18,140)
Year ended October 31, 2015	$428,308

At November 1, 2015	$428,308
Additions	81,694
Three months ended January 31, 2016	$510,002

Amortization

At November 1, 2014	$107,049
Adjust for writedown	(46,088)
Amortization for the year	58,105
Year ended October 31, 2015	$119,066

At November 1, 2015	$119,066
Amortization for the period	17,370
Three months ended January 31, 2016	$136,436

Net book value at October 31, 2015	$309,242
Net book value at January 31, 2016	$373,566

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2016 and 2015

9.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, WARRANTS, LOSS PER SHARE AND BRIDGE LOANS

a)	Share Capital:

	Number of	Amount
	Shares	$

Balance at November 1, 2014	188,436,724	$70,802,776

Private placement of units for cash (Note 13)	422,768	175,000
Warrants exercised (Note 13)	2,988,876	565,777
Fair value of warrants exercised	-	271,553
Options exercised	4,428,000	1,153,007
Fair value of options exercised	-	728,862
Share compensation	900,000	387,000
Balance at October 31, 2015	197,176,368	$74,083,975

Private placement of common shares for cash (Note 13)	183,334	55,000
Share compensation	-	(85,500)

Balance at January 31, 2016	197,359,702	$74,053,475

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2016 and 2015

9.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, WARRANTS, LOSS PER SHARE AND BRIDGE LOANS (Cont’d)

b)	Stock Options:

The Company did not grant any stock options during the quarters ending January 31, 2016 and 2015. The Company reports the following stock options outstanding at January 31, 2016, all of which are exercisable:

				Weighted
				average
				remaining life
Date of issue	# Issued	Strike Price		(in years)	Expiry Date

April 5, 2011	125,000	0.35		0.2	April 5, 2016
October 31, 2011	5,297,000	0.20		0.8	October 31, 2016
April 10, 2012	390,000	0.35		1.2	April 10, 2017
January 22, 2013	440,000	0.30	CDN	2.0	January 22, 2018
September 16, 2013	520,000	0.27	CDN	2.6	September 16, 2018
October 17, 2013	300,000	0.35		2.7	October 17, 2018
February 10, 2014	350,000	0.85		3.0	February 10, 2019
April 25, 2014	230,000	0.64		3.2	April 25, 2019
June 4, 2015	975,000	0.49		4.3	June 4, 2020
August 20, 2015	940,000	0.46		4.6	August 20, 2020
September 30, 2015	250,000	0.40		4.7	September 30, 2020
	9,817,000

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2016 and 2015

9.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, WARRANTS, LOSS PER SHARE AND BRIDGE LOANS (Cont’d)

c)	Loss Per Share:

The calculation of basic and diluted loss per share for the period ended January 31, 2016 was based on the loss attributable to common shareholders of $611,687 (2015 - $638,088) divided by the weighted average number of common shares outstanding of 197,182,412 (2015 – 188,855,547). Diluted loss per share did not include the effect of outstanding stock options as they are anti-dilutive.

d)	Share Purchase Warrants:

In the quarter ended January 31, 2015 the Company realized proceeds of $565,777 from the exercise of 2,988,876 common share purchase warrants.

e)	Contributed Surplus:

Balance outstanding at November 01, 2014	$27,436,678

Stock based compensation expense relating to stock options issued	776,941
Fair value of options exercised	(728,862)
Fair value of warrants exercised	(271,553)
Balance at October 31, 2015 and January 31, 2016	$27,213,204

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2016 and 2015

9.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, WARRANTS, LOSS PER SHARE AND BRIDGE LOANS (Cont’d)

Bridge loans:

(a)

Between August-October 2015 the Company secured a series of bridge loans from investors totaling $1,287,500 CDN ($976,673 USD). The loans are secured by a floating charge on the assets of the Company. The maturity dates have been extended through July 1, 2016. The interest rate on the bridge loans ranges from 2% to 3% per month. One of the bridge loans in the amount of $300,000 CDN ($229,446 USD) plus accrued interest was repaid on September 4, 2015.

These investors provided two additional bridge loans in the 3 months ending January 31, 2016 to the Company totaling $272,000 CDN ($201,280 USD) at an interest rate of 3% per month. These loans are secured by a floating charge on the assets of the Company.

The maturity dates of these loans have been extended through July 15, 2016 (Note 14).

(b)

In August 2015, the Company secured a bridge loan of $200,000 from an investor. The loan is secured by a floating charge on the assets of the Company with a maturity date that has been extended through May 2, 2016. The interest rate on the loan is calculated at 3% per month, payable monthly in arrears. On November 2, 2015, a conversion feature on the loan was added whereby the investor has the privilege but not the obligation to convert any part up to all of the debenture including accrued interest at a price not above $0.30 per share.

(c)	A group of other investors provided the following bridge loans to the Company:

i.

On November 30, 2015, certain of these investors provided $250,000 of unsecured convertible debentures due on March 31, 2016. The interest rate on these debentures is at a rate of 1% per month calculated on a daily basis. The investors have the privilege, but not the obligation, to convert up to 50% of the outstanding principal plus accrued interest at any time before the maturity date at a conversion price of $0.33 per share.

ii.

On December 2, 2015, certain of these investors provided $250,000 of unsecured debentures due on April 2, 2016. The interest rate on these debentures is at a rate of 2% per month calculated on a daily basis.

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2016 and 2015

(d)

On December 31, 2015, an investor provided an unsecured $100,000 convertible debenture due on July 1, 2016. The interest rate on this debenture is at a rate of 1% per month calculated on a daily basis. This investor has the privilege, but not the obligation, to convert the outstanding principal plus any accrued interest at any time before the maturity date at a conversion price of $0.30 per share.

(e)

On January 8, 2016, an investor provided an unsecured $100,000 convertible debenture due on July 8, 2016. The interest rate on this debenture is at a rate of 1% per month calculated on a daily basis. The investor has the privilege, but not the obligation, to convert not less than the entire amount of the principal plus any accrued interest at any time before the maturity date at a conversion price of $0.30 per share.

The bridge loans described above in (c) (d) and (e) can be prepaid, in whole or in part at any time before their respective maturity dates at the option of the Company.

The Company has calculated the equity component of the bridge loans that have conversion privileges (loans (b) (c) (d) and (e) above) as the difference between the fair value of the compound financial interest as a whole and the fair value of the liability component. The Company then records accretion expense over the term of the loan.

A breakdown of the outstanding bridge loans is summarized as follows:

	October 31,	January 31,
	2015	2016
Principal	$1,176,673	$2,084,703
Interest accrued	36,715	154,404
Interest paid	(17,354)	(39,354)
Repayments	(229,446)	(229,446)
Accretion expense	-	4,242
Equity portion of bridge loan	-	(27,355)
	$966,588	$1,947,194

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2016 and 2015

10.	INCOME TAXES

The Company has non-capital losses of approximately $25.6 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of January 31, 2016 the tax losses expire as follows:

		Other
	Canada	foreign	Total
2022	-	7,301	7,301
2023	-	9,667	9,667
2025	-	14,471	14,471
2026	1,837,460	5,254	1,842,714
2027	1,545,159	3,459	1,548,618
2028	8,012	55,519	63,531
2029	1,583,583	463,610	2,047,193
2030	2,136,667	1,886,778	4,023,445
2031	1,287,275	48,808	1,336,083
2032	1,426,636	333,962	1,760,598
2033	1,729,223	160,550	1,889,773
2034	2,501,599	3,206,207	5,707,806
2035	2,837,402	2,146,779	4,984,181
	$16,893,016	$8,342,365	$25,235,381

In addition the Company has available capital loss carry forwards of approximately $1.5 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2016 and 2015

11.	EXPENSES

Administration

The components of general and administration expenses are as follows:

	2016	2015

General and administrative	$28,176	$24,750
Rent and occupancy cost	17,432	19,429
Interest expense	109,568	-
Accretion expense	4,242	-
Office insurance	15,219	14,561
Telephone	3,932	5,437
Investor relations, listing and filling fees	21,952	42,940
	$200,521	$107,117

Professional, other fees and salaries

The components of professional, other fees and salaries expenses are as follows:

	2016	2015

Professional fees	$70,483	$148,007
Consulting fees	207,796	196,702
Salaries and benefits	91,883	148,835
	$370,162	$493,544

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2016 and 2015

12.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

The Company reports the following related party transactions:

(a)	Chairman:

The Chairman receives cash compensation on a month to month basis calculated at an annual rate of $150,000 CDN. The total compensation paid to the Chairman during the quarter ended January 31, 2016 was $27,306 of cash compensation and $nil of stock based compensation (2015 - $31,467 of cash compensation and $nil of stock based compensation).

(b)	Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the quarter ended January 31, 2016 was $180,248 of cash compensation and $nil of stock based compensation (2015 - $140,664 of cash compensation and $nil of stock based compensation).

(c)

On February 19, 2014 the Company appointed an individual to serve as its Chief Technology Officer and also to serve as a director of the Company. Since that date this individual, through the Company in which he is a major shareholder has invoiced the Company for engineering and design services as totaling $1,049,524 through October 31, 2015 and $nil in the quarter ending January 31, 2016. These charges have been capitalized as deferred development costs.

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2016 and 2015

13.	COMMITMENTS AND CONTINGENCIES

(a)

The Company secured new leased premises in June 2012. The lease term is for 5 years and stipulates base monthly rental expenses of $3800 CDN. Lease commitments are as follows – commitments less than one year of $45,600 CDN; commitments in year 2 total $30,400 CDN.

(b)

The Company has certain outstanding commitments to 3rd party subcontractors with respect to deferred development costs. These commitments are as follows- commitments less than one year of $2,653,000; commitments between years 2-5 total $1,103,000.

c)	Legal matters

On November 17, 2014, Micromem and MAST (“Plaintiffs”) commenced a lawsuit in the United States District Court for the Southern District of New York against Dreifus Associates Limited and Henry Dreifus (“Defendants”). The Plaintiffs original complaint contained five causes of action by which they sought money damages, declaratory relief and specific performance relating to certain contracts. On February 24, 2015, Plaintiffs filed an amended complaint to add a claim for declaratory relief relating to a patent held by Plaintiffs. In March 2015, the Defendants responded to allegations filed by the Company. The Defendants denied the substantive allegations in the complaints filed by the Company and sought to have the action transferred to Florida where the Defendants reside. Additionally, the Defendants have counterclaimed seeking approximately $270,000 of disputed charges for services allegedly rendered and also seeking inventorship status on one of the Company’s patents.

The Defendants were successful in having the action transferred to Federal Court in Orlando, Florida from Federal Court in New York in December 2015.

After transfer, the Defendants filed a separate answer to the complaint filed by the Plaintiffs denying the material allegations in the complaint and asserted a counterclaim that requests that Henry Dreifus be added as an inventor on a patent held by the Plaintiffs.

With respect to these counterclaims asserted by the Defendants, the Company has filed responses denying the material allegations of these counterclaims.

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2016 and 2015

The parties have recently submitted a case management report to the Federal Court in Florida that contains a schedule for discoveries, dispositive motions and trials. The parties have also agreed to participate in mediation to attempt to resolve this dispute.

The outcome of this matter cannot, as yet, be determined.

14.	SUBSEQUENT EVENTS

(a)

On February 12, 2016, an investor provided an unsecured $500,000 US convertible debenture due on May 12, 2016. The interest rate on this debenture is at a rate of 1% per month calculated on a daily basis. This investor has the privilege, but not the obligation, to convert the outstanding principal plus any accrued interest at any time before the maturity date at a conversion price of $0.30 per share.

(a)

The bridge loans described in Note 9(a) were converted on March 15, 2016 with a new maturity date of July 15, 2016. Under the terms of the conversion, the lender has been provided with the privilege, but not the obligation, to convert up to all of the outstanding principal plus accrued interest into common shares at a price of $0.30 per share at any time up to the maturity date. The Company has the right, but not the obligation, to prepay up to all of the outstanding balance due of principal plus interest at any time prior to the maturity date.

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